
May 13, 2021

Jean-Michel Ribiéras
Chief Executive Officer
Sylvamo Corporation
6400 Poplar Avenue
Memphis, TN 38197

> **Re: Sylvamo Corporation**
> **Draft Registration Statement on Form 10**
> **Submitted April 16, 2021**
> **CIK No. 0001856485**

Dear Mr. Ribiéras:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10

Business Segment Results, page 81

1. We note you disclose Net Sales and Operating Profit (Loss) for each of your three operating segments; however, it is not clear to us how the amounts disclosed and discussed in the related narrative disclosures correlate to changes in the segment financial measures you present. Please revise your narrative disclosures to ensure you adequately quantify and discuss the factors that impacted the segment financial measures you present during each period.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
2019 Compared to 2018 , page 81

2.   We note your discussion of net sales and income taxes for the periods. Please expand the discussion of your consolidated results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted other line items such as, but not limited to, selling and administrative expenses and distribution expenses, as applicable.

Registration Rights Agreements, page 84

3.   Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Please ensure any disclosures required by ASC 825-20-50-1 are provided.

Business—Our Raw Materials, page 110

4.   We note Sylvamo has long-term harvesting rights on 865,000 acres of government-owned forestland in Russia, that yield 2.3 million tons of wood fiber used as raw material in its mill. Please consider whether the nature and duration of these harvesting rights should be described in light of the requirements of Item 101(c)(1)(iii) and/or (iv) of Regulation S-K.

Directors and Executive Officers, page 119

5.   We note that only one director is currently identified (Chairman Jean-Michel Ribiéras) and that the Company states, "We are in the process of identifying independent directors to serve on our board of directors at or following the time of the distribution." Please advise as to the timeframe within which the Company intends to determine the size and composition of the Board of Directors. If the Information Statement will not be amended prior to effectiveness to include the requisite information for directors and nominees, please consider revising to indicate when the director nomination process will be completed and the means by such information will be provided to shareholders. In addition, please specify the period, if any, during which Mr. Ribiéras has served as a director of Sylvamo as required by Item 401(a) of Regulation S-K.

Executive Compensation, page 123

6.   We note the Company has not provided historical compensation information pursuant to Item 402(a) and Item 407(e)(4) of Regulation S-K. Please address the absence of this disclosure in light of the guidance contained in Regulation S-K Compliance and Disclosure Interpretation 217.01.

Security Ownership of Certain Beneficial Owners and Management, page 124

7.   We note the table in this section is based on each person's beneficial ownership of

Jean-Michel Ribiéras
Sylvamo Corporation
May 13, 2021
Page 3

    International Paper common stock on the record date. In light of recent 13G and 13G/A filings in respect of International Paper's shares, please revise the table as appropriate to include non-management beneficial owners, including their addresses as specified by Item 403(a) of Regulation S-K.

Financial Statements
General, page F-1

8.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

Note 9 Income Taxes, page F-24

9.   We note your disclosures on page F-27 related to the Brazilian Federal Revenue Service. Please clarify the amount of the surety bond provided by International Paper that you may be required to replace.

    You may contact Anne Mcconnell at 202-551-3709 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Eric T. Juergens